IMC Announces Additions to Board to Satisfy NASDAQ Director Independence Requirements

  Brian Schinderle and Haleli Barath appointed as independent directors to IMC Board

  Appointments represent further steps towards meeting NASDAQ listing requirements

Toronto, Canada; Glil Yam, Israel - February 22, 2021 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and Germany, is pleased to announce that it has appointed Brian Schinderle and Haleli Barath to its board of directors (the "Board"). Both Mr. Schinderle and Ms. Barath are independent directors under applicable Canadian and United States securities laws.

"We are delighted to be adding Brian and Haleli to the Board", said Oren Shuster, Chief Executive Officer of IMC. "Both individuals have unique experience that will complement the skill set of our current Board and are very well positioned to add value to IMC as we set the stage for the next phase of our international growth strategy. I am equally pleased that we are advancing our NASDAQ listing application as we continue to anticipate listing in Q1 2021".

Mr. Schinderle is the Founder and Managing Partner of Solidum Capital Advisors LLC ("Solidum"). Solidum invests its own capital and works in a merchant banking and advisory capacity with a select group of companies in the cannabis sector. In addition, from 2018 to 2020, Mr. Schinderle served as Executive Vice President - Finance of GR Companies Inc. (dba Grassroots Cannabis) ("Grassroots"), focusing on finance, strategy, capital markets, investor relations, mergers and acquisitions. In July 2020, Grassroots merged with Curaleaf Holdings, Inc. (CSE:CURA) in a transaction valued at approximately US$850 million. Prior to forming Solidum in 2017, Mr. Schinderle spent over 20 years in investment management, primarily investing in fixed income and equity assets via hedge funds, private equity and discretely managed funds. Mr. Schinderle currently serves on the advisory boards of Altitude Investments Inc. and AIM PLC, as well as the Board of Directors of Bazelet Americas, LLC.

Ms. Barath is the Co-founder and Senior Partner at BFP & Co., an Israel-based law firm ("BFP"). Ms. Barath has over 20 years' experience advising Israeli and international corporations on a wide range of sophisticated cross-border and domestic transactions. Ms. Barath advises Fortune 500 international corporations, funds and prominent early-stage start-ups and growth companies in Israel on a range of sectors including enterprise software, cyber security, fintech, biotech, cannabis and digital health and is an active partner in their development and growth. Ms. Barath is also the Co-founder and General Partner of Cerca Partners, a venture capital firm that invests in Israeli technology companies. Ms. Barath holds an LLB degree from the Hebrew University in Israel, is a member of the Israeli bar and lectures at universities and various business forums on topics ranging from corporate and business law to technology and regulatory matters.

In conjunction with these appointments, Rafael Gabay and Steven Mintz have concurrently resigned from the Board. IMC wishes to thank Mr. Gabay and Mr. Mintz for their invaluable contributions to the Company and wishes them well in future endeavours.

A successful listing on the NASDAQ Capital Market ("NASDAQ") is subject to satisfaction of all applicable listing and regulatory requirements, including, but not limited to, the declaration of effectiveness of the Company's Form 40-F Registration Statement registering the Company's common shares (the "Common Shares") with the United States Securities and Exchange Commission (the "SEC") and satisfaction of all NASDAQ listing requirements. Following receipt of all required approvals, the Company will issue a press release announcing its first trading date on NASDAQ.

About IM Cannabis Corp.

IMC is an MCO in the medical cannabis sector headquartered in Israel and with operations In Israel and Germany. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU- GMP certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the timing of the approval of the listing of the Common Shares on NASDAQ; the listing of the Common Shares on NASDAQ; and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to stock exchange approval of the newly-appointed directors, the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto control" over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: a resurgence in the cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto control" over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of additional merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in Israel's medical cannabis market; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ listing requirements; failure to obtain effectiveness of the registration statement filed with the SEC; delays in the NASDAQ or SEC review of the Company's listing application or registration of securities with the SEC, including but not limited to delays relating to COVID-19; the Company's NASDAQ listing application being unsuccessful; and loss of key management and/or employees.

The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Readers should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer
+972-77-3603504
info@imcannabis.com

Marc Charbin
Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder
Media Relations

+1 647-259-3261
gal.wilder@cohnwolfe.ca